UBS AG Postfach CH-8098 Zurich Tel +41-44-234 11 11 www.ubs.com

March 14, 2013

US Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Notice of Disclosure filed in Exchange Act Annual Report under Section 219 of the Iran Threat

Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that UBS AG (the “Company”) has made disclosure pursuant to those provisions in its Annual Report on Form 20-F for the year ended December 31, 2012, which was filed with the Securities Exchange Commission on March 14, 2013.

Respectfully submitted,

UBS AG

By:

/s/ Louis Eber

Louis Eber

Executive Director

/s/ Sarah Starkweather

Sarah Starkweather

Executive Director